SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  FORM 10-K/A-2

 X     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
---    ACT OF 1934 - For the fiscal year ended December 31, 2002

Commission file number 1-3919
                       ------

                     Keystone Consolidated Industries, Inc.
             (Exact name of registrant as specified in its charter)

             Delaware                                       37-0364250
---------------------------------                    ---------------------------
(State or other jurisdiction of                           (IRS Employer
incorporation or organization)                         identification No.)

5430 LBJ Freeway, Suite 1740
Three Lincoln Centre, Dallas, TX                             75240-2697
---------------------------------------         --------------------------------
(Address of principal executive offices)                     (Zip Code)

Registrant's telephone number, including area code:           (972) 458-0028
                                                     ---------------------------

Securities registered pursuant to Section 12(b) of the Act:

                                                       Name of each exchange
            Title of each class                         on which registered

         Common Stock, $1 par value                             None

Securities registered pursuant to Section 12(g) of the Act:

                                      None.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days.

Yes   X       No
     ---

Indicate  by check mark  whether  the  Registrant  is an  accelerated  filer (as
defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes    No X
                                                                        ---

The aggregate market value of the 5,077,977 shares of voting stock held by nonaffiliates of the Registrant, as of June 28, 2002 (the last business day of the Registrant's most recently completed second fiscal quarter), was approximately $5.1 million.

As of March 31, 2003, 10,068,450 shares of common stock were outstanding.

                       Documents incorporated by reference

The information required by Part III is incorporated by reference from the Registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

The undersigned Registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 10-K for the year ended December 31, 2002 as set forth below and in the pages attached hereto:

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

Exhibit No.

99.3 -- Annual Report of the Keystone Consolidated Industries, Inc. Deferred Incentive Plan (Form 11-K) for the year ended December 31, 2002 (filed as an amendment to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002).

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     KEYSTONE CONSOLIDATED INDUSTRIES, INC.
                                     --------------------------------------
                                                   (Registrant)


Date: June 30, 2003                  By: /s/ Bert E. Downing, Jr.
                                         ---------------------------
                                         Bert E. Downing, Jr.
                                         Vice President, Chief Financial
                                         Officer, Corporate Controller and
                                         Treasurer
                                         (Principal Financial and Accounting
                                         Officer)

                                  CERTIFICATION

I, David L. Cheek, the President and Chief Executive Officer of Keystone Consolidated Industries, Inc., certify that:

1)   I  have   reviewed   this  annual  report  on  Form  10-K/A-2  of  Keystone
     Consolidated Industries, Inc.; and

2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

Date:  June 30, 2003




/s/ David L. Cheek
-----------------------------------------
David L. Cheek
President and Chief Executive Officer

                                  CERTIFICATION

I, Bert E. Downing, Jr., the Vice President, Chief Financial Officer, Corporate Controller and Treasurer of Keystone Consolidated Industries, Inc., certify that:

1)   I  have   reviewed   this  annual  report  on  Form  10-K/A-2  of  Keystone
     Consolidated Industries, Inc.; and

2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

Date:  June 30, 2003




/s/ Bert E. Downing, Jr.
----------------------------------------------
Bert E. Downing, Jr.
Vice President, Chief Financial Officer,
Corporate Controller and Treasurer

                                                                  EXHIBIT 99.3

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                          Commission file number 1-3919


            A. Full title of the plan and the address of the plan, if
                 different from that of the issuer named below:

         Keystone Consolidated Industries, Inc. Deferred Incentive Plan

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     Keystone Consolidated Industries, Inc.
                          5430 LBJ Freeway, Suite 1740
                               Dallas, Texas 75240

         KEYSTONE CONSOLIDATED INDUSTRIES, INC. DEFERRED INCENTIVE PLAN

                                    FORM 11-K

                                      Index




                                                                       Page

Signature Page.........................................................  2
Financial Statements

  Report of Independent Accountants....................................  3
  Statements of Net Assets Available for Benefits -
    December 31, 2001 and 2002.........................................  4
  Statement of Changes in Net Assets Available for Benefits -
    Year ended December 31, 2002.......................................  5
  Notes to Financial Statements........................................ 6-9
Supplemental Schedule

  Schedule H, Line 4i -  Schedule of Assets (Held at End of Year)
    - December 31, 2002................................................ 10

Exhibit I - Consent of Independent Accountants......................... 11
Exhibit II - Certification Pursuant to 18 U.S.C. Section 1350,
 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.. 12

                                    SIGNATURE


Pursuant to the requirements of the Securities Act of 1934, the Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                      KEYSTONE CONSOLIDATED INDUSTRIES, INC.
                                             DEFERRED INCENTIVE PLAN

                                   By: ADMINISTRATIVE COMMITTEE OF THE
                                       KEYSTONE CONSOLIDATED INDUSTRIES, INC.
                                       DEFERRED INCENTIVE PLAN


                                   By: /s/ Bert E. Downing, Jr.
                                       -----------------------------------
                                       Bert E. Downing, Jr.
                                       Committee Member


June 30, 2003

Report of Independent Auditors

To the Participants and Administrator of Keystone Consolidated Industries, Inc. Deferred Incentive Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Keystone Consolidated Industries, Inc. Deferred Incentive Plan (the "Plan") at December 31, 2001 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.








Dallas, Texas
June 23, 2003

         KEYSTONE CONSOLIDATED INDUSTRIES, INC. DEFERRED INCENTIVE PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           December 31, 2001 and 2002



                                                        2001             2002
                                                        ----             ----

Net assets available for benefits:

Investments ..................................      $26,520,639      $21,665,630
Employer contribution receivable .............           23,600           19,500
Participant contributions receivable .........           38,349           37,606
                                                    -----------      -----------

                                                    $26,582,588      $21,722,736
                                                    ===========      ===========

         KEYSTONE CONSOLIDATED INDUSTRIES, INC. DEFERRED INCENTIVE PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          Year ended December 31, 2002



Additions:
  Investment income - Interest and dividends ................      $    585,918
                                                                   ------------

  Contributions:
    Employer ................................................            19,500
    Participants ............................................         1,244,911
                                                                   ------------
                                                                      1,264,411

      Total additions .......................................         1,850,329
                                                                   ------------

Deductions:
  Net depreciation in fair value of investments .............         4,415,839
  Benefits to participants ..................................         2,293,351
  Administrative expenses ...................................               991
                                                                   ------------

      Total deductions ......................................         6,710,181
                                                                   ------------

Net decrease in net assets available for benefits ...........        (4,859,852)

Net assets available for benefits:
  December 31, 2001 .........................................        26,582,588
                                                                   ------------

  December 31, 2002 .........................................      $ 21,722,736
                                                                   ============

         KEYSTONE CONSOLIDATED INDUSTRIES, INC. DEFERRED INCENTIVE PLAN

                          NOTES TO FINANCIAL STATEMENTS



Note 1 - Description of Plan and significant accounting policies

     General. The following description of the Keystone Consolidated Industries, Inc. Deferred Incentive Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan in which eligible employees of Keystone Consolidated Industries, Inc. and certain of its subsidiaries ("Keystone" or the "Employer") who have at least one year of eligible service and are at least 21 years old may elect to participate. The Plan is a qualified cash or deferred profit-sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Contran Corporation ("Contran") and other entities related to Mr. Harold C. Simmons beneficially own approximately 50% of Keystone. Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Mr. Simmons, of which Mr. Simmons is sole trustee. Keystone may be deemed to be controlled by Contran and Mr.
Simmons. In addition, Contran owns 54,956 shares of the 59,399 shares of Keystone's Reedeemable Series A Preferred Stock. Effective March 15, 2003, each share of series A Preferred Stock is Convertible, at the option of the holder, into 250 shares of Keystone's common stock.

     Contributions. The Plan permits participants to defer 1% to 100% of their pre-tax annual compensation as contributions, not to exceed a deferral of $11,000 in 2002 (subject to adjustment in future years), through payroll deductions. Beginning January 1, 2002, participants who will be at least age 50 by the end of the Plan year may elect to make "catch-up" contributions, not to exceed an additional deferral of $1,000 in 2002 (subject to adjustments in future years) through payroll deductions. At its discretion, the Employer may contribute cash or shares of Keystone common stock to the Plan based on a matching or other formula. The Employer's cash contributions are allocated to participants' accounts on a percentage or matching basis relative to the participants' contributions for the year. The Employer's contributions of Keystone common stock are allocated to the respective participants' accounts in the Keystone Restricted Stock Fund. The Employer's contribution is reduced, as provided by the Plan, by nonvested amounts forfeited by participants who withdraw from the Plan. At December 31, 2001 and 2002, unallocated forfeited nonvested accounts were $24,872 and $26,091 respectively. The Employer may use forfeited nonvested accounts to reduce Employer contributions in the fifth year following the plan year of forfeiture. There was no allocation of forfeited nonvested accounts to participant accounts during the year ended December 31, 2002.

     Vesting and benefits. Salary deferrals (including earnings thereon) are immediately vested while Employer contributions (including earnings thereon) vest at the rate of 20% per year of service, as defined.

     Upon termination of employment, retirement, death or disability, a participant (or beneficiary, if applicable) may elect to receive either (i) a lump sum amount equal to the vested value of the participant's accounts or (ii) installments over a period of not more than 30 years. With the consent of the Plan administrators, participants can borrow amounts from their vested account balances, subject to certain limitations under the Plan.

     Benefits are recorded when paid.

     Participants' accounts. The Plan currently provides participants with options to invest account balances in publicly-traded registered investment companies or pooled funds administered by Putnam Investments, as well as three other publicly-traded mutual funds administered by companies other than Putnam Investments. Participants can direct the Plan administrator to invest, in 10% increments, such account balances in any of the Plan's investment fund options. Employer contributions of shares of Keystone common stock are allocated to participant accounts through the "Keystone Restricted Stock Fund." Below are the investment fund options available to participants at December 31, 2002:

     Putnam Voyager Fund - Seeks capital appreciation. Invests primarily in common stocks.

     Putnam Vista Fund - Seeks capital appreciation. Invests primarily in common stocks.

     Putnam OTC and Emerging Growth Fund - Seeks capital appreciation. Invests primarily in common stocks of small to medium-sized "emerging growth" companies traded in the over-the-counter ("OTC") market.

     The George Putnam Fund of Boston - Seeks to provide a balanced investment which will produce both capital growth and current income. Invests in a diversified group of stocks and bonds.

     PIMCO  Total  Return  Fund  -  Seeks  maximum   current  income  and  price
     appreciation. Invests in intermediate maturity fixed-income securities from all major sectors of the bond market.

     UAM ICM Small Company Portfolio Fund - Seeks maximum, long-term total return. Invests in common stocks of smaller to midsize companies.

     Putnam  Stable  Value Fund - This pooled fund seeks  stable  principal  and
     relatively   high  current  income.   Invests   primarily  in  high-quality
     fixed-income investments.

     Putnam  Asset   Allocation   Fund  -  Growth   Portfolio  -  Seeks  capital
     appreciation. Invests in both stocks and bonds.

     Putnam Asset Allocation Fund - Balanced Portfolio - Seeks total return. Invests in both stocks and bonds.

     Putnam Asset Allocation Fund - Conservative Portfolio - Seeks total return with preservation of capital. Invests in both stocks and bonds.

     Putnam S&P 500 Index Fund - Seeks to mirror the performance and composition of Standard & Poor's 500 Composite Index.

     Equity Income Fund - Seeks to provide current income by investing primarily in a diversified portfolio of income producing equity securities.

     Putnam International Growth Fund - Seeks capital appreciation. Invests in growth and value stocks outside of the United States.

     Managers Special Equity Fund - Seeks capital appreciation through investment primarily in the equity securities of a diversified group of companies expected to have superior earnings and growth potential. The fund's investments will tend to be in the securities of companies having small to medium market capitalizations.

     The above fund descriptions provide only general information. Participants should refer to the Prospectus of each fund for a more complete description.

     Each participant's account is credited with the participant's contribution and an allocation of the Employer's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings, matching or account balances, as defined in the Plan.

     During 1988, in connection with a rights offering of Keystone's common stock, certain participants were permitted to direct part of their account balance into an investment in Keystone's common stock (the "Keystone Unrestricted Stock Fund").

     In addition to the Plan's investment fund options, a "Loan Fund" is maintained to account for loans to participants, as permitted by the Plan. These loans, which are secured by the balance in the participant's account, bear interest at rates ranging from 5.25% to 10.50% and mature through 2031.

     Plan termination. The Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, in compliance with the provisions of ERISA. In the event the Plan is terminated, the accounts of all participants would become fully vested.

     Basis of accounting. The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America. Valuation of investments is more fully described in Note 2.

     Expenses of administering the Plan. To the extent not paid by the Employer, administrative expenses are paid by the Plan. The Employer paid a significant portion of 2002 administrative expenses.

     Management estimates. The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results may, in some instances, differ from previously estimated amounts.

     Risks and uncertainties. The Plan provides for various investment options in a variety of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Plan's statement of net assets available for benefits.

     Tax status. The Plan has been notified by the Internal Revenue Service that it is a qualified plan under Section 401(a) and Section 401(k) of the Internal Revenue Code (the "Code"), and is therefore exempt from federal income taxes under provisions of Section 501(a) of the Code.

     The Plan has been amended since it was notified of its exempt status by the Internal Revenue Service. Management believes the Plan currently is designed and operates in accordance with the applicable requirements of the Code and therefore remains exempt from federal income taxes under provisions of Section 501(a) of the Code.


Note 2 - Investments

     General. The assets of the Plan are held and the related investment transactions are executed by Putnam Fiduciary Trust Company as trustee (the "Trustee") of the Keystone Master Deferred Incentive Trust (the "Keystone Trust"). The Keystone Trust currently invests in publicly-traded registered investment companies or pooled funds administered by Putnam Investments as well as three other publicly-traded mutual funds administered by companies other than Putman Investments (see Note 1). The Plan's investments are stated at fair value based on quoted market prices and net depreciation for the year is reflected in the Plan's statement of changes in net assets available for plan benefits. The net depreciation consists of realized gains or losses and unrealized appreciation or depreciation on investments.

     Investments that individually represent 5% or more of the Plan's net assets at year end are as follows:

                                                          December 31,
                                                    2001                 2002
                                                    ----                 ----

Putnam Funds:
  Voyager ............................           $7,976,060           $5,391,421
  Stable Value .......................           $5,845,961           $5,880,263
  Vista ..............................           $5,641,942           $3,132,554
PIMCO Total Return ...................           $2,149,065           $2,380,223


Note 3 -  Non-participant-directed investments

     Information about the net assets, and the significant components of the changes in such net assets, relating to non-participant-directed investments is as follows:

                                                             December 31,
                                                         2001             2002
                                                         ----             ----

Net assets available for benefits
- Keystone Restricted Stock ..................         $214,984         $163,022
                                                       ========         ========

                                                                       Year ended
                                                                    December 31, 2002

Changes in net assets available for benefits
- Keystone Restricted Stock

Net depreciation in fair value of investments .................        $(35,979)
Benefits to participants ......................................         (14,689)
Transfers .....................................................          (1,399)
Investment income .............................................             105
                                                                       --------

Net decrease in net assets available for
  benefits ....................................................        $(51,962)
                                                                       ========

         KEYSTONE CONSOLIDATED INDUSTRIES, INC. DEFERRED INCENTIVE PLAN

         Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                December 31, 2002



                                                                           Fair
                                                                           value
                                                                          ($000s)

*Putnam Funds:
  Stable Value .................................................         $ 5,880
  Voyager ......................................................           5,391
  Vista ........................................................           3,133
  George Putnam Fund of Boston .................................             831
  Equity Income ................................................             773
  International Growth .........................................             477
  OTC and Emerging Growth ......................................             393
  S&P 500 Index ................................................             341
  Asset Allocation - Conservative Portfolio ....................             311
  Asset Allocation - Balanced Portfolio ........................             143
  Asset Allocation - Growth Portfolio ..........................              93
*PIMCO Total Return ............................................           2,380
*UAM ICM Small Company Portfolio ...............................             606
*Managers Special Equity Fund ..................................              99
*Keystone Restricted Stock .....................................             163
*Keystone Unrestricted Stock Fund ..............................              14
*Loans to participants (5.25% - 10.50%;
   mature through 2031) ........................................             638
                                                                         -------

                                                                         $21,666
                                                                         =======




*    Party in interest.

                                                                      Exhibit I


                         CONSENT OF INDEPENDENT AUDITORS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-71441) of Keystone Consolidated Industries, Inc. of our report dated June 23, 2003, relating to the financial statements of the Keystone Consolidated Industries, Inc. Deferred Incentive Plan, which appears in this Form 11-K.







PricewaterhouseCoopers LLP
Dallas, Texas
June 27, 2003

                                                                  EXHIBIT II


                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of Keystone Consolidated Industries, Inc. (the Company) on Form 11-K for the year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the Report), the undersigned hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


/s/  David L. Cheek
-------------------------------------
David L. Cheek
President and Chief Executive Officer
(Chief Executive Officer)
June 30, 2003



/s/  Bert E. Downing, Jr.
--------------------------------------

Bert E. Downing, Jr.
Vice President, Chief Financial Officer,
Corporate Controller and Treasurer
(Chief Financial Officer)
June 30, 2003